NEWS RELEASE

New York - AG	September 3, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Reports Positive Exploration Results at Los Gatos

Expansionary Drilling at Los Gatos Intersects Significant Silver and Base Metal Mineralization

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce positive drilling results from its 2024/2025 exploration programs at the Los Gatos Silver Mine in Chihuahua, Mexico. The drilling programs were designed to expand silver, zinc, lead, copper and gold mineralization in the South-East Deeps, Central Deeps and North-West Deeps zones. None of the reported drill results were included in the Company's year-end Mineral Reserve and Mineral Resource Estimates.

"Following the acquisition of Gatos Silver, the exploration program has advanced smoothly alongside all other aspects of the operation," stated Keith Neumeyer, President & CEO of First Majestic. "A major driver for acquiring Los Gatos was the district's significant exploration upside, and the latest drilling results reinforce that potential. Ongoing drilling continues to expand mineralization across multiple zones, supporting our expectation for meaningful Mineral Resource growth at Los Gatos."

KEY DRILLING HIGHLIGHTS:

Ongoing exploration drilling intersected significant silver and base metals mineralization across all three zones tested: South-East Deeps, Central Deeps and North-West Deeps. A selection of significant drill hole intercepts from these zones (Figure 1) are highlighted in Tables 1 and 2 below:

South-East Deeps Drilling Highlights

Table 1: South-East Deeps Significant Intercepts

Drill Hole	Significant Intercept
	From (m)	To (m)	True Length (m)	Metal Grades
GA-SE-611	929.3	931.3	9.0	366 g/t AgEq - 196 g/t Ag, 5.43% Zn, 1.67% Pb, 0.23 g/t Au and 0.04% Cu
Include 1	697.0	698.5	1.2	589 g/t AgEq - 353 g/t Ag, 6.65% Zn, 3.03% Pb, 0.24 g/t Au and 0.08% Cu
Include 2	704.0	705.3	1.0	742 g/t AgEq - 365 g/t Ag, 9.89% Zn, 5.50% Pb, 0.32 g/t Au and 0.06% Cu
And	735.0	738.0	2.6	444 g/t AgEq - 97 g/t Ag, 11.58% Zn, 2.90% Pb, 0.59 g/t Au and 0.09% Cu
And	784.0	787.0	2.6	206 g/t AgEq - 105 g/t Ag, 1.48% Zn, 0.81% Pb, 0.44 g/t Au and 0.33% Cu
GA-SE-DV-612	893.0	903.0	8.0	711 g/t AgEq - 130 g/t Ag, 18.16% Zn, 6.31% Pb, 0.14 g/t Au and 0.22% Cu
Include 1	899.0	901.0	1.6	1080 g/t AgEq - 224 g/t Ag, 23.20% Zn, 12.35% Pb, 0.09 g/t Au and 0.20%
GA-SE-615	926.0	929.5	2.7	330 g/t AgEq - 173 g/t Ag, 4.32% Zn, 1.95% Pb, 0.38 g/t Au and 0.04% Cu

Central Deeps Drilling Highlights

Table 2: Central Deeps Significant Intercepts

Drill Hole	Significant Intercept
	From (m)	To (m)	True Length (m)	Metal Grades
GA-CZ-617	706.0	710.0	3.7	534 AgEq g/t - 106 g/t Ag, 10.83% Zn, 2.75% Pb, 0.07 g/t Au and 1.01% Cu
Include 1	708.0	710.0	1.3	713 AgEq g/t - 154 g/t Ag, 10.65%Zn, 4.58% Pb, 0.06 g/t Au and 1.77% Cu
GA-CZ-620	630.0	633.0	2.9	538 AgEq g/t - 126 g/t Ag, 13.43% Zn, 1.73% Pb, 0.16 g/t Au and 0.60% Cu
Include 1	630.0	631.5	1.4	694 AgEq g/t - 216 g/t Ag, 14.05% Zn, 2.34% Pb, 0.10 g/t Au and 0.92% Cu
GA-CZ-620	561.5	568.5	6.9	713 AgEq g/t - 167 g/t Ag, 17.11% Zn, 4.99% Pb, 0.33 g/t Au and 0.42% Cu
Include 1	561.5	563.0	1.4	657 AgEq g/t - 165 g/t Ag, 12.45% Zn, 4.82% Pb, 0.03 g/t Au and 0.77% Cu
Include 2	563.0	565.0	1.9	545 AgEq g/t - 237 g/t Ag, 6.86% Zn, 4.97% Pb, 0.08 g/t Au and 0.48% Cu
Include 3	565.0	567.0	1.9	1013 AgEq g/t - 154 g/t Ag, 30.09% Zn, 6.66% Pb, 0.62 g/t Au and 0.27% Cu
Include 4	567.0	568.6	1.4	593 AgEq g/t - 92 g/t Ag, 18.15% Zn, 2.97% Pb, 0.57 g/t Au and 0.21% Cu

Figure 1: Los Gatos Long Section with Drill Hole Intersections Looking to the Northeast (See Table 3 for all Assay Results used in the AgEq Calculation)

EXPLORATION RESULTS

Exploration drilling designed to expand near-mine mineralization intersected significant silver and base metal mineralization while targeting the extension of the South-East Deeps orebody, along with exploration of the recently identified Central and North-West Deeps mineralization zones. Results from the program are summarized below (Figure 2).

South-East Deeps Zone

Exploration drilling of the South-East Deeps zone extended silver and base metals mineralization along plunge in the southeast portion of the vein system (Figure 3). The drilling continues to target an Inferred drill spacing, as the extensions of the system are tested. Results of the drilling program confirm the continuity of the South-East Deeps, as the known limits to the mineralization are extended. Future drilling will target the down-plunge potential at a wider spacing to test the geological limits of the system. Infill and Resource conversion drilling will be executed from the underground mine, once ramp and level access is established. Select significant drill hole intervals are shown below in Figure 4.

Figure 2: Los Gatos Near Mine Exploration Targets and Drill Hole Traces

Figure 3: South-East Deeps Long Section and Drill Hole Intersections Looking Northeast (See Table 3 for all Assay Results used in the AgEq Calculation)

Figure 4: South-East Deeps Cross Sections for Drill Holes GA-SE-611 / 613, and GA-SE-DV-612, Section Thickness +/- 25m Looking Northwest (See Table 3 for all Assay Results used in the AgEq Calculation)

Central and North-West Deeps Zones

Drilling at the exploration targets in the Central and North-West Deeps zones confirmed the presence of silver and base metals mineralization at depth and identified a faulted offset from the main Los Gatos deposit (See Figure 5).  Ongoing drilling is testing the lithological-structural model in these zones, to determine accurate mineralization controls.  Drilling was conducted at a widely spaced exploration stage, targeting areas of interest, and will tighten to Inferred drill hole spacing throughout the remainder of 2025. All drilling has intersected the geological target as projected, with grade variability controlled by geological criteria.

The significant intervals returned from this drill program continue to grow and refine the areas of interest, with recent results indicating that the system remains open along strike to the northwest. Select significant drill hole intervals are shown in cross sections below in Figure 5.

Figure 5: Central Deeps Cross Sections for Drill Holes GA-CZ-616, and GA-CZ-620 / 621, Section Thickness +/- 25m looking Northwest (See Table 3 for all Assay Results used in the AgEq Calculation)

Table 3:  Summary of Significant Gold and Silver Drill Hole Intercepts at Los Gatos

Drill Hole	Target	Target Type	Actual
			From (m)	To (m)	Length (m)	True Length (m)	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	AgEq (g/t)
GA-SE-610	South-East Deeps	Resource Addition	929.3	931.3	2.0	1.5	45	2.92	2.18	0.06	0.24	180
GA-SE-611	South-East Deeps	Resource Addition	695.2	705.3	10.1	9.0	196	5.43	1.67	0.23	0.04	366
	Include 1		697.0	698.5	1.5	1.2	353	6.65	3.03	0.24	0.08	589
	Include 2		704.0	705.3	1.3	1.0	365	9.89	5.50	0.32	0.06	742
	Include 3		735.0	738.0	3.0	2.6	97	11.58	2.90	0.59	0.09	444
	Include 4		784.0	787.0	3.0	2.6	105	1.48	0.81	0.44	0.33	206
GA-SE-DV-612	South-East Deeps	Resource Addition	893.0	903.0	10.0	8.0	130	18.16	6.31	0.14	0.22	711
	Include 1		899.0	901.0	2.0	1.6	224	23.20	12.35	0.09	0.20	1080
GA-SE-613	South-East Deeps	Resource Addition	713.0	714.5	1.5	1.3	151	15.90	4.51	0.26	0.12	632
	And		720.5	723.0	2.5	2.2	26	3.92	1.06	0.26	0.03	147
	And		772.5	776.0	3.5	3.3	23	4.48	1.20	0.10	0.36	193
GA-SE-615	Central Deeps	Resource Addition	926.0	929.5	3.5	2.7	173	4.32	1.95	0.38	0.04	330
GA-CZ-616	Central Deeps	Resource Addition	622.5	624.0	1.5	1.3	173	5.41	0.58	0.02	0.36	348
	And		628.5	631.5	3.0	2.8	104	0.74	0.23	0.03	0.32	163
GA-CZ-617	Central Deeps	Resource Addition	706.0	710.0	4.0	3.7	106	10.83	2.75	0.07	1.01	534
	Include 1		708.0	710.0	1.5	1.3	154	10.65	4.58	0.06	1.77	713
GA-CZ-620	Central Deeps	Resource Addition	630.0	633.0	3.0	2.9	126	13.43	1.73	0.16	0.60	538
	Include 1		630.0	631.5	1.5	1.4	216	14.05	2.34	0.10	0.92	694
GA-CZ-621	Central Deeps	Resource Addition	561.5	568.5	7.0	6.9	167	17.11	4.99	0.33	0.42	713
	Include 1		561.5	563.0	1.5	1.4	165	12.45	4.82	0.03	0.77	657
	Include 2		563.0	565.0	2.0	1.9	237	6.86	4.97	0.08	0.48	545
	Include 3		565.0	567.0	2.0	1.9	154	30.09	6.66	0.62	0.27	1013
	Include 4		567.0	568.6	1.5	1.4	92	18.15	2.97	0.57	0.21	593

Drill Hole	Target	Target Type	Actual
			From (m)	To (m)	Length (m)	True Length (m)	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	AgEq (g/t)
GA-CZ-D-05		Exploration	791.1	793.0	1.9	1.4	26	9.87	3.46	0.03	0.05	340
GA-NW-623		Resource Addition	791.0	795.0	4.0	4.0	33	3.06	0.39	0.06	0.35	152
GA-NW-D-02		Exploration	802.9	804.5	1.6	1.1	36	3.90	0.63	0.05	0.48	193

Notes:

  All holes are Diamond Drill Core; AgEq grade = Ag grade (g/t) + [Au grade (g/t) * 20.5] + [Zn grade (%) * 21.9] + [Pb grade (%) * 27.3 to 28.0] + [Cu grade (%) * 0 to 112.6)
    Note - AgEq grade formula considers process plant recoveries and concentrate payable and deductible terms. Recovery, Payable and Deductible terms are variable by concentrate product. For further details, see the Company's most recently filed AIF available under the Company's SEDAR+ profile at www.sedarplus.ca.
    Process Plant recoveries range from:
      Ag = 88.2%, Au = 54.2%, Zn = 63.4%, Pb = 87.2% - 89.4%, Cu = 0 to 82.0% (Pb and Cu recoveries vary depending on Pb to Cu ratios. See the Company's most recently filed AIF.)
    Payable terms range from:
      Ag = 95%, Au = 39%, Zn = 85%, Pb = 95%, Cu = 0 to 97% (Cu payable terms vary depending on concentrate. See the Company's most recently filed AIF)
  "From" and "To" lengths indicated in metres, true width of the intercept is calculated per drill hole and vein angles.
  See Appendix to this news release for details regarding drill hole locations, sample type, azimuth, dip and total depth.
  Where present, single samples or intercepts with assay results higher than 500 g/t AgEq are highlighted as "Include" in each intercept.

At Los Gatos, silver, zinc, lead, gold and copper drill hole intercepts were composited using the length weighted averages of uncapped sample assays, a 140 g/t AgEq minimum grade, and a minimum composite length of 0.7 m (true width). A maximum one metre below the minimum grade was allowed as internal dilution and a single sample below the minimum AgEq grade was allowed in the hanging or footwall to achieve minimum true width in select cases. True width of intercepts is calculated based on current understanding of drill hole and vein angle geometry. All individual samples or intercepts higher than 500 g/t AgEq are reported as "include".

First Majestic's Los Gatos drilling programs follow established Quality Assurance / Quality Control ("QA/QC") insertion protocols with standards, blanks and duplicates introduced to the sample stream and submission of check duplicates to an independent third-party laboratory. After geological logging, all drill core samples are cut in half. One half of the core is submitted to the laboratory for analysis, and the remaining half is retained on-site for verification and reference purposes.

Core samples were submitted to the ALS preparation facilities in Chihuahua City, Mexico for pulp preparation and subsequently to the ALS laboratory in Vancouver, British Columbia, Canada for analysis (ISO/IEC 17025:2017). At ALS, silver, zinc, lead and copper are analyzed by 4-acid digestion with Inductively Coupled Plasma Atomic Emission Spectrometry finish (ME-ICP61). Samples with overlimit results are analyzed using ore grade 4-acid digestion and ICP finish analysis (OG62). Gold is analyzed by 30 g fire assay atomic absorption finish (Au-AA23).

For further information concerning QA/QC and data verification matters, key assumptions, parameters, and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of Mineral Reserves and Mineral Resources, see the Company's most recently filed Annual Information Form available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

QUALIFIED PERSON

Gonzalo Mercado, P. Geo., the Company's Vice President of Exploration and Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), has reviewed and approved the scientific and technical information contained in this news release. Mr. Mercado has verified the exploration data contained in this news release, including the sampling, analytical and test data underlying such information.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

APPENDIX - DRILL HOLE DETAILS

Table A1: Drill Hole Collar Location, Sample Type, Azimuth, Dip and Total Depth

Drill Hole	Target	East	North	Elevation	Azimuth	Dip	Depth (m)	Type
GA-CZ-614	Resource Addition	368,904	3,047,922	1,641	221	-66	723	core
GA-CZ-616	Resource Addition	368,904	3,047,922	1,641	221	-60	780	core
GA-CZ-617	Resource Addition	369,079	3,048,003	1,610	223	-47	792	core
GA-CZ-619	Resource Addition	369,079	3,048,004	1,610	230	-65	945	core
GA-CZ-620	Resource Addition	369,200	3,047,855	1,585	217	-47	660	core
GA-CZ-621	Resource Addition	369,124	3,047,764	1,595	212	-48	597	core
GA-CZ-625	Resource Addition	369,171	3,047,631	1,579	222	-57	528	core
GA-CZ-D-04	Near Mine Exploration	369,254	3,048,066	1,602	220	-52	1,430	core
GA-CZ-D-05	Near Mine Exploration	368,678	3,048,340	1,643	228	-50	1,410	core
GA-CZ-D-06	Near Mine Exploration	369,080	3,048,337	1,628	220	-60	1,149	core
GA-NW-623	Resource Addition	368,679	3,048,338	1,643	215	-45	828	core
GA-NW-624	Resource Addition	368,678	3,048,339	1,643	218	-60	900	core
GA-NW-D-01	Near Mine Exploration	368,175	3,048,613	1,623	232	-60	1,005	core
GA-NW-D-02	Near Mine Exploration	368,679	3,048,338	1,643	203	-53	864	core
GA-NW-D-03	Near Mine Exploration	368,427	3,048,636	1,617	216	-52	927	core
GA-SE-610	Resource Addition	370,199	3,047,296	1,595	223	-59	1,029	core
GA-SE-611	Resource Addition	370,052	3,047,330	1,574	224	-48	807	core
GA-SE-613	Resource Addition	370,052	3,047,329	1,574	224	-45	798	core
GA-SE-615	Resource Addition	370,302	3,047,274	1,599	223	-56	1,068	core
GA-SE-DV-612	Resource Addition	370,199	3,047,296	1,595	223	-59	990	core
GA-SE-DV-618A	Resource Addition	370,302	3,047,274	1,599	223	-56	962	core